November 14, 2011

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Mr. Reid Hooper

Re:	Request for Acceleration of Effectiveness of Angie’s List, Inc. Registration Statement on Form S-1 (File No. 333-176503) initially filed on August 25, 2011

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of Angie’s List, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-176503) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective on November 16, 2011, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representative of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 2,472 copies of the preliminary prospectus issued November 2, 2011 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as Representative of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

Signature Page to Acceleration Request Letter